Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

NATCO Group, Inc. sent the following email to its employees.

June 2, 2009

Dear Fellow Employees,

We are pleased to announce that NATCO Group Inc. will soon become a part of Cameron International (NYSE: CAM) in a transaction announced last night, subject to our shareholders’ favorable vote.  This is an exciting step for our employees, shareholders and customers as it propels the company into the next era of growth in association with one of the industry’s most highly regarded service companies.  Your hard work made this possible!  Subject to required approvals, we expect the transaction to close during the third quarter of this year.

Cameron (www.c-a-m.com) is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.  Leveraging its global manufacturing, sales and service network, Cameron's eleven operating divisions work with drilling contractors, oil & gas producers, pipeline operators, refiners and other process owners to control, direct, adjust, process, measure and compress pressures and flows.  The company generated bookings in excess of $7.5 billion in 2008 with more than 16,000 employees at more than 250 locations around the world.  Cameron is headquartered in Houston and derives approximately two-thirds of its business from outside the United States.

Natco will be joined with Cameron’s Petreco Division to form a new Division within Cameron’s Drilling and Production Systems Group.  We expect to be a leading provider of separation and processing equipment and services across the world.  NATCO’s ability to serve these markets, particularly in the emerging subsea and deep water sector, will be greatly enhanced by this combination.

We have gotten to know much of Cameron’s leadership team and believe that our business strategies and culture are complementary and squarely aligned.  The combined offerings of NATCO and Cameron provide a compelling opportunity for our employees generally.  The combined company will extend the product offerings of both entities, create new career opportunities, expand our global reach, leverage existing infrastructure and fund additional efforts in R&D and new product development.

Although regulatory requirements place specific limitations on the information we can share at this time, we will make additional information available to you as it is available.  We will also be making site visits to all larger locations and will conduct a number of webinars in which we will update the organization on plans and conduct Question and Answer sessions.

We would like to thank each of our loyal employees personally for the efforts that they have made to make NATCO the world class process solutions company it is today.  We are confident that the “can-do” spirit of NATCO employees will make the new organization the largest and most successful provider of separation and processing equipment and services in the oil industry.

John U. Clarke, Chairman and CEO

Patrick M. McCarthy, President and COO

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties. NATCO cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron's and NATCO's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO's stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC's website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron's website at www.c-a-m.com under the heading "Investor Relations" and then under the heading "SEC Filings" or by accessing NATCO's website at www.natcogroup.com under the tab "Investor Relations" and then under the heading "SEC Filings."

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO's proxy statement when it is filed with the SEC. You can find information about NATCO's executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.